March 26, 2020
Via E-mail

Daniel P. Raglan, Esq.
Cadwalader, Wickersham & Taft LLP
200 Liberty Street
New York, NY 10281


       Re:     Potbelly Corporation
               PREC14A Preliminary Proxy Statement on Schedule 14A
               Filed March 19, 2020 by Vann A. Avedisian Trust U/A 8/29/85; Intrinsic
                      Investment Holdings, LLC; KGT Investments, LLC; The
Khimji
                      Foundation; Mahmood Khimji; Vann A. Avedisian; Bryant L. Keil;
                      Neil Luthra; David J. Near; and Todd W. Smith
               File No. 001-36104


Dear Mr. Raglan:

       We have reviewed the above-captioned filing and have the following comments.

General

1. Please revise the statements that each of the Investors and each Nominee "may be deemed"
   participants under applicable rules to remove the uncertainty.

Background to this Solicitation, page 2

2. Please explain why the Investors determined not to include Mr. Keil as a nominee, and decided to proceed with nominating three candidates as opposed to four.

Reasons for the Solicitation, page 4

3. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement, or provided to the staff on a supplemental basis. Accordingly, please disclose the basis for or data underlying your calculations that Potbelly has experienced a traffic decline in excess of 25%.

4. Please describe how your nominees plan to effect the changes listed on pages 4 and 5, if elected, given that they would constitute a minority of the board.
 Daniel P. Raglan, Esq.
Cadwalader, Wickersham & Taft LLP
March 26, 2020
Page 2

Solicitation of Proxies, page 21

5. We note the disclosure that states that proxies may be solicited by, among other means, telegraph. Please advise us as to whether the reference to telegraph is accurate, or delete it.

Incorporation by Reference, page 25

6. Please advise us as to when the participants anticipate distributing the definitive proxy statement. Given that reliance on Rule 14a-5(c) is impermissible at any time before the registrant distributes its proxy statement, the participants will accept all legal risk in connection with distributing the initial definitive proxy statement without all required disclosures, and should undertake to subsequently provide any omitted information in a supplement in order to mitigate that risk.

Form of Proxy

7. Please present the front of the proxy card first and the reverse side of the card subsequently.

8. Please ensure that the proxy card makes it abundantly clear where write-in exceptions should be written on the card. To the extent a single line is being used for write-ins, please ensure that sufficient space exists for multiple names to be written in.


                                               *   *   *


        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to me at (202) 551-7951. You may also contact David
Plattner, Special Counsel, at (202) 551-8094.


                                                             Sincerely,

                                                             /s/ Joshua
Shainess

                                                             Joshua Shainess
                                                             Special Counsel
                                                             Office of Mergers
and Acquisitions